Youxin Technology Ltd

Room 1005, 1006, 1007

No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, People’s Republic of China

August 8, 2025

Ms. Aliya Ishmukhamedova

Ms. Jan Woo

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Draft Registration Statement on Form F-1

Submitted May 29, 2025

CIK No. 0001964946

Dear Ms. Aliya Ishmukhamedova and Ms. Jan Woo:

This letter is in response to the letter dated June 12, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the cover page to disclose that you are a “controlled company” under Nasdaq listing standards. In this discussion, please disclose clearly which of your officers or directors owns or controls a significant portion of the outstanding common shares. In addition, please quantify the aggregate percentage of voting power controlled by Shaozhang Lin as a result of his beneficial ownership, the Voting Agreement, and the Voting Trust Agreement. Additionally, please include a cross reference to risk factor disclosure and a longer discussion of the exemptions available to you as a “controlled company.”

Response: We have revised the cover page to disclose that we are a “controlled company” under Nasdaq listing standards and included a cross reference to both the appropriate risk factor disclosure and the longer discussion of the exemptions available to us as a “controlled company”.

2.	Please revise your disclosure regarding the impact of both the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating HFCAA on your company. Please revise to update disclosure.

Response: We have revised our disclosure regarding the impact of both the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating HFCAA on our company on the cover page and on page 53.

3.

Please revise the cover page narrative to highlight the maximum number of shares that could be issued upon exercise of your Series A warrants and your Series B warrants.

For guidance, refer to Regulation S-K, Item 501(b)(2).

Response: We have revised the cover page narrative to highlight the maximum number of shares that could be issued upon exercise of our Series A warrants and our Series B warrants based on the assumed public offering price, which is equal to the closing price of our Class A Shares on The Nasdaq Capital Market.

General

4.	You state on the cover page that the exercise of large numbers of Series A and Series B warrants will result in significant dilution for purchases of your Class A shares and will cause further drops in the market for your Class A shares which may result in potentially subjecting the Class A shares to delisting from Nasdaq. Please add appropriate risk factor disclosure regarding the potential to be delisted from Nasdaq.

Response: We have revised our disclosure on the cover page to add a cross-reference to the appropriate risk factor disclosure regarding the potential to be delisted from Nasdaq. Additionally, we have revised an existing and the appropriate risk factor disclosure on page 18 to expand on the potential and the impact of delisting from Nasdaq.

5.

We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior review of your registration statement on Form F-1 that was declared effective by the SEC on December 19, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to cash management policies, the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Response: We have revised our disclosure to align with the specific risk factors as outlined in the Sample Letters.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin